FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Balloch Howard	2. Date of event Requiring Statement (Month/Day/Year) 11/7/02	4. Issuer Name and ticker or Trading Symbol MAGIC LANTERN GROUP ("GML")
(Last) (First) (Middle) c/o Zi Corporation
(Street) Suite 2100, 840 7th Avenue SW	3. I.R.S. Identification Number of Reporting Person, if an Entity (Voluntary)	5. Relationship of Reporting Person to Issuer (Check all applicable) _X_ Director ____10% Owner ____ Officer _____Other (specify (give title below) below)	6. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check applicable line) X Form filed by One Reporting Person ___Form Filed by More than One Reporting Person
(City) (State) (Zip) Calgary, Alberta T2P 3G2
Table I - Non Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)		2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
None

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.               (Over)
(Print or Type Responses)
* If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).

FORM 3 (continued) Table II - Derivative Securities Beneficially Owned (e.g., puts, call, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month, Day, Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option	*	11/7/05	Common Stock	250,000	$0.40	D

Explanation of Responses:

*Options shall be exercisable in one-third cumulative annual installments, commencing six months after the date of grant, provided that an unvested Option shall automatically become 100% vested upon any change of control or any action by the Board of Directors in contemplation of a transaction that would result in a change of control.

____/s/ Howard Balloch___	November 18, 2002

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. **Signature of Reporting Person Date

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,
See Instruction 6 for procedure.